BLANKET TREASURY DIRECTION

Sherpa Aircraft Group Inc.
77 Hidden Valley Airpark
Shady Shores, Texas 76208

August 15, 2024

DealMaker Transfer Agent

Via email: **scot.warren@sherpaaircraft.com**

Re: Sherpa Aircraft Group Inc. (the "Issuer")
2024 Class A Offering (the "Offering")
Treasury Issuance

To DealMaker Transfer Agent ("DMTA"):

By resolution of the board of directors of the Issuer attached hereto, you are hereby given blanket authorization and directed to issue a total of up to **526,315** Class A shares of the Issuer ("**Class A Shares**") **as investors are accepted throughout the Offering** ("Accepted Investor"). An Accepted Investor means an investor whose Offering subscription agreement has been countersigned by the Issuer *and whose investment is closed in accordance with the Issuer's closing procedure.* **These securities will be issued by DMTA on an ongoing basis** *depending* **on the volume/duration of the Issuer's Offering** *and the* *frequency of Issuer closings*.

You are hereby authorized and directed to place legends on the book entry statement representing such Class A Shares in accordance with the attached schedule.

The resulting securities are to be issued with a restrictive legend as follows:

> THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, ESCROWED OR HYPOTHECATED UNLESS AND UNTIL REGISTERED UNDER SAID ACT OR, IN THE OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER OF THESE SECURITIES, SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION DOES NOT VIOLATE THE PROVISIONS OF SUCH ACT.

The Issuer also certifies that this Treasury Direction adheres to the requirements as set out in the Issuer By-Laws and that the issuance of these securities is not in violation of any applicable laws or regulations.

Yours truly,

Sherpa Aircraft Group Inc.

_____   Date: 08-16-2024
Authorized Officer
Name: **Scot Warren, CEO**